BNP Paribas Securities Corp.
(SEC I.D. No. 8-32682)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2024
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

* * * * * * *

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 and
Regulation 1.10(a) under the Commodity Exchange Act as a Public Document.

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-32682

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Rules 17a-5, 17A-12 AND 18A-7 under the Securities Exchange Act of 1934

REPORT FOR THE PERIOD BEGINNING ___01/01/24___ AND ENDING ___12/31/24___
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

 BNP PARIBAS SECURITIES CORP.

OFFICIAL USE ONLY
FIRM ID. NO.

TYPE OF APPLICANT:

☑ **Broker-dealer**   ☐ **Security-based swap dealer**   ☐ **Major security-based swap participant**
     ☐ **Check here if respondent is also an OTC derivatives dealer**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

787 Seventh Avenue
                                    (No. and Street)

New York   New York   10019
     (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Farrell   (201) 850-6704
                                                      (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this Filing*

Deloitte & Touche LLP
                    (Name - if individual, state last, first, middle name)

30 Rockefeller Plaza   New   York   New York   10112
     (Address)   (City)   (State)   (Zip Code)

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

OATH OR AFFIRMATION

I, Michael Farrell, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of BNP Paribas Securities Corp, as of March 17, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: ____________________

Title:
Chief Financial Officer

____
Notary Public

JOHANA GONZALEZ
NOTARY PUBLIC
STATE OF NEW JERSEY
My Commission Expires February 26, 2027

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of BNP Paribas Securities Corp.,

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of BNP Paribas Securities Corp. (the "Company") as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

March 17, 2025

We have served as the Company's auditor since 2024.

BNP Paribas Securities Corp.
(An indirectly wholly owned subsidiary of BNP PARIBAS S.A.)
Statement of Financial Condition
As of December 31, 2024
(in thousands, except for share amounts)

Assets

Cash and cash equivalents	$	99,949
Cash segregated under regulations		988,505
Securities segregated under regulations - at fair value		580,885
Financial instruments owned - at fair value		17,308,801
(includes securities pledged to counterparties of $16,871,286)		
Securities purchased under agreements to resell		178,919
Securities borrowed		14,880,506
Receivable from brokers, dealers, and clearing organizations		24,080,759
Receivable from customers		3,285,164
Securities received as collateral - at fair value		117,273
Other assets (includes $37,157 at fair value)		741,757
Total Assets	$	62,262,518

Liabilities and Stockholder's Equity

Liabilities

Short-term borrowings	$	1,472,365
Securities sold under agreements to repurchase		13,564,616
Securities loaned		22,369,103
Payable to customers		9,327,522
Payable to brokers, dealers, and clearing organizations		9,389,993
Financial instruments sold, not yet purchased - at fair value		1,812,354
Obligation to return securities received as collateral - at fair value		117,273
Accrued expenses and other liabilities (includes $36,220 at fair value)		793,825
Total Liabilities		58,847,051
Liabilities subordinated to the claims of general creditors		1,855,000

Stockholder's Equity

Common stock, $10,000 stated value - 1,000 shares authorized, 321 shares issued and outstanding		3,210
Additional paid-in capital		1,155,828
Retained earnings		401,429
Total Stockholder's Equity		1,560,467
Total Liabilities and Stockholder's Equity	$	62,262,518

The accompanying notes are an integral part of this financial statement

BNP Paribas Securities Corp.   3
(An indirectly wholly owned subsidiary of BNP PARIBAS S.A.)
Notes to Statement of Financial Condition
As of December 31, 2024
(in thousands, except for share amounts)

1.   **Organization and Nature of Business**

BNP Paribas Securities Corp. (the "Company" or "BNPPSC") is a wholly owned subsidiary of BNP Paribas US Wholesale Holdings, Corp. ("WHC"), which is a wholly owned subsidiary of BNP Paribas USA, Inc. ("BNPPUSA"), the ultimate parent of which is BNP Paribas S.A. ("BNPP").

The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934. As a broker-dealer, the Company is a member of the New York Stock Exchange and the Financial Industry Regulatory Authority ("FINRA"). In addition, BNPPSC is registered as a futures commission merchant ("FCM") with the Commodity Futures Trading Commission ("CFTC"), under the Commodity Exchange Act. As an FCM, the Company is a member of the Chicago Mercantile Exchange ("CME"), the National Futures Association, LCH Clearnet Limited, ICE Clear Credit LLC, ICE Futures US, ICE Futures Europe ("ICE"), Options Clearing Corporation ("OCC") and various other commodity exchanges. The Company is approved by the ICE Clear Credit LLC as a clearing member for credit default swaps products and by CME to clear over-the-counter swap derivatives transactions. BNPPSC is one of the primary dealers registered with the Federal Reserve Bank of New York to participate in the U.S. Treasury Auction competitive and non-competitive bidding process.

The Company engages in market making transactions and brokerage activities for its customers, primarily institutions, other broker-dealers, and affiliates. BNPPSC also engages in investment banking activities and provides certain operational services. In addition, the Company provides prime brokerage and FCM services. Prime brokerage services include secured financing, securities settlement, custody, capital introduction, and securities lending to hedge funds, investment companies, affiliates and others. FCM services include commodity clearing and execution services to various institutional customers, including affiliates.

Standard & Poor's ("S&P") ratings services assigned an A+/A-1 counterparty credit ratings to the Company. S&P based its rating of BNPPSC solely on the ratings of its ultimate parent BNPP.

2.   **Significant Accounting Policies**

Basis of Presentation
The preparation of financial statements is in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP).

Use of Estimates
The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities. Estimates include the realization of a deferred tax asset, deferred compensation, provisions for losses that may arise from litigation and the fair value measurement of Financial instruments owned and Financial instruments sold, not yet purchased. Actual results could differ materially from such estimates included in the financial statement.

BNP Paribas Securities Corp.
(An indirectly wholly owned subsidiary of BNP PARIBAS S.A.)
Notes to Statement of Financial Condition
As of December 31, 2024
(in thousands, except for share amounts)

4

Cash and Cash Equivalents

Cash and cash equivalents include highly liquid investments not held for resale with original maturities of three months or less. The Company has all cash on deposit with major money center banks. Cash and cash equivalents are carried at cost, which approximates fair value.

Cash segregated under regulations

Cash segregated under regulations consists of cash in banks subject to withdrawal restrictions, cash segregated in compliance with regulations, and cash deposited in a special reserve bank account for the exclusive benefit of customers pursuant to the Securities Exchange Act of 1934 section 240.15c3-3 *"Customer protection – reserves and custody of securities"* ("SEC Rule 15c3-3").

Securities segregated under regulations – at fair value

The Company is required by its primary regulators, including the SEC and the CFTC, to segregate qualified securities to satisfy rules regarding the protection of customer assets.

Financial instruments owned and sold, not yet repurchased - at fair value

Regular way securities transactions are recognized on a trade date basis. Regular way securities transactions settle within the time frame generally established by regulation or market convention. Forward settling trades such as extended settlement and to be announced ("TBA") securities are not considered regular way trades when settlement does not occur within the shortest period possible for the security type. These transactions are recorded as derivatives on trade date and only the mark-to-market is recognized on the Statement of Financial Condition. Financial instruments owned and Financial instruments sold, not yet purchased are recorded at fair value in accordance with Accounting Standards Codification ("ASC") 820-10 *"Fair Value Measurements"*.

Current Expected Credit Losses

The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with ASC 326-20, *"Financial Instruments – Credit Losses"*. ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

Many of the Company's financial assets measured at amortized cost basis are eligible for the collateral maintenance practical expedient as described in ASC 326-20-35-6. The practical expedient may be elected in these arrangements when the counterparty is contractually obligated to continue to fully replenish the collateral to meet the requirements of the contract and the Company reasonably expects the counterparty to continue to replenish the collateral. When the fair value of the collateral is equal to or exceeds the amortized cost basis of the financial asset the practical expedient permits the Company to consider that the expectation of nonpayment of the amortized cost basis is zero. If the fair value of the collateral is less than the amortized cost basis of the financial assets the Company establishes an allowance for credit losses for the unsecured amount of the amortized cost basis. The allowance for credit losses on the financial asset is limited to the difference between the fair value of the collateral at the reporting date and the amortized cost basis of the financial assets.

BNP Paribas Securities Corp.   5
(An indirectly wholly owned subsidiary of BNP PARIBAS S.A.)
Notes to Statement of Financial Condition
As of December 31, 2024
(in thousands, except for share amounts)

Securities failed to deliver and failed to receive are generally short term and resolved within 30 days. Additionally, as a large portion of the Company's trades and contracts are cleared through a clearing organization and settled daily the amount of unsettled credit exposures is limited to the amount owed to the Company for a very short period of time. The Company continuously reviews the credit quality of its counterparties.

The Company's expectation on credit risk associated with broker fee receivables, which includes receivables on Investment banking activities, is minimal, as fees are not considered past due until they are aged 90 days, based on the contractual arrangement and expectation of collection in accordance with industry standards. Past due receivables have been historically immaterial.

Securities Borrowing and Lending Activities

Securities borrowed and Securities loaned are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash or similar collateral with the lender. With respect to Securities loaned, the Company receives collateral in the form of cash in an amount generally in excess of the fair value of securities loaned. The Company monitors the fair value of securities borrowed or securities loaned on a daily basis with additional collateral obtained or returned, as necessary. Interest receivable or interest payable on such transactions is accrued and included in the Statement of Financial Condition in Other assets or Accrued expenses and other liabilities, respectively.

The Company applies the practical expedient based on collateral maintenance provisions in estimating an allowance for credit losses for securities borrowed receivables. The Company has established policies and procedures for mitigating credit risk on securities borrowed transactions, including reviewing and establishing limits for credit exposure, maintaining collateral, and continually assessing the creditworthiness of counterparties.

Receivables from and Payables to Broker-Dealers and Clearing Organizations

Receivables from broker-dealers and clearing organizations include amounts receivable from clearing organizations relating to open transactions, non-customer receivables and margin deposits. Payables to broker-dealers and clearing organizations include amounts payable to clearing organizations relating to open transactions, non-customer payables, and amounts related to unsettled securities trading activity. These balances are reported net by counterparty when the right of offset exists. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the Statement of Financial Condition.

Receivables and Payables with Customers

Customer receivables and payables represent amounts due from/to customers, primarily related to unsettled securities transactions, margin balances, unsettled commodities activity and cash deposits, which are reported net by customer. The Company does not include in the Statement of Financial Condition the securities owned by customers or the securities sold short by customers.

Receivables from customers include margin loans that represent credit extended to customers to finance their purchases of securities by borrowing against securities they own and are fully collateralized by these securities in customer accounts. Collateral is maintained at required levels at all times. The borrowers of a margin loan are contractually required to continually adjust the amount of the collateral as its fair value changes. The Company subjects the borrowers to an

BNP Paribas Securities Corp.   6
(An indirectly wholly owned subsidiary of BNP PARIBAS S.A.)
Notes to Statement of Financial Condition
As of December 31, 2024
(in thousands, except for share amounts)

internal qualification process and monitors customer activity. The Company applies the practical expedient based on collateral maintenance provisions in estimating an allowance for credit losses for margin loans.

In many instances, the Company is permitted to rehypothecate the financial assets it received as collateral, subject to regulations which prohibit the rehypothecation of customer fully-paid and excess margin securities. See note 11 for fair value of securities received from margin loans available to repledge.

Reverse Repurchase and Repurchase Agreements

Securities purchased under agreements to resell (reverse repo) and securities sold under agreements to repurchase (repo) are treated as collateralized financing transactions and are carried at their contracted price plus accrued interest. It is the Company's policy to take possession of securities with a fair value equal to or in excess of the principal amount loaned plus accrued interest. The Company monitors the fair value of reverse repo and repo on a daily basis with additional collateral obtained or returned, as necessary. Where the requirements of ASC 210-20 *"Offsetting"* are met, resell and repurchase agreements with the same counterparty are reported on a net basis in the Statement of Financial Condition. Such transactions are netted by counterparty where the right to offset exists.

The Company applies the practical expedient based on collateral maintenance provisions in estimating an allowance for credit losses for reverse repurchase agreements. The Company has established policies and procedures for mitigating credit risk on reverse repo transactions including reviewing and establishing limits for credit exposure, maintaining collateral, and continually assessing the creditworthiness of counterparties.

Securities Received as Collateral and Obligation to Return Securities Received as Collateral

The Company receives and pledges securities as collateral in connection with non-cash transactions in which the Company is the lender. When the Company is permitted to sell or repledge these securities, the Company reports the fair value of the collateral received and the related obligation to return the collateral in the Statement of Financial Condition.

Securities Received from Customers and Affiliates

Securities received from customers and affiliates in lieu of cash margin are not reflected in the Statement of Financial Condition as the Company does not own such securities and they may only be sold or hypothecated to the extent the Company requires the equivalent funds to meet regulatory or counterparty requirements.

Offsetting Assets and Liabilities

To reduce credit exposures on derivatives and securities financing transactions, the Company may enter into master netting agreements or similar arrangements (collectively, netting agreements) with counterparties that permit it to offset receivables and payables with such counterparties. A netting agreement is a contract with a counterparty that permits net settlement of multiple transactions with that counterparty, including upon the exercise of termination rights by a non-defaulting party. Upon exercise of such termination rights, all transactions governed by the netting agreement are terminated and a net settlement amount is calculated. In addition, the Company

BNP Paribas Securities Corp.
(An indirectly wholly owned subsidiary of BNP PARIBAS S.A.)
Notes to Statement of Financial Condition
As of December 31, 2024
(in thousands, except for share amounts)

7

receives and posts cash and securities collateral with respect to its derivatives and securities financing transactions, subject to the terms of the related credit support agreements or similar arrangements (collectively, credit support agreements). An enforceable credit support agreement grants the non-defaulting party exercising termination rights the right to liquidate the collateral and apply the proceeds to any amounts owed.

Derivatives are reported on a net-by-counterparty basis (i.e., the net payable or receivable for derivative assets and liabilities for a given counterparty) in the Statement of Financial Condition when a legal right of setoff exists under an enforceable netting agreement. Reverse repo, repo and securities borrowed and loaned transactions with the same term and currency are presented on a net-by-counterparty basis in the Statement of Financial Condition when such transactions meet certain settlement criteria and are subject to netting agreements.

In the Statement of Financial Condition, derivatives are reported net of cash collateral received and posted under enforceable credit support agreements when transacted under an enforceable netting agreement. In the Statement of Financial Condition, resale and repurchase agreements, and securities borrowed and loaned, are not reported net of the related cash and securities received or posted as collateral. See Note 3 for further information about collateral received and pledged, including rights to deliver or repledge collateral. See Notes 3 and 16 for further information about offsetting.

Short-Term Borrowings
The Company obtains short-term financing by borrowing from an affiliate or a major money center bank using an unsecured loan facility. The affiliated borrowing is on an overnight basis and term loans are up to one month in duration. The principal associated with these borrowings is recorded as Short-term borrowings in the Statement of Financial Condition.

Income Taxes
The Company is included in a consolidated tax group and tax is computed using a modified benefit for loss methodology. Under this methodology, the Company records an income tax provision equal to the total current and deferred tax provision/benefit, but (i) taking into account implications of Federal consolidated tax group and certain unitary/combined state tax group, and (ii) considering whether the tax attributes of the Company are realizable by the consolidated or unitary/combined group even if the Company would not otherwise have realized such attributes on a stand-alone basis (see Note 9).

Deferred tax assets and liabilities are recognized for temporary differences between the financial reporting and the tax basis of the Company's assets and liabilities. Valuation allowances are established, if applicable, to reduce deferred tax assets to the amount that more likely than not will be realized. The Company's net tax assets or liabilities are presented as a component of either Other assets or Accrued expenses and other liabilities, respectively, in the Statement of Financial Condition.

BNP Paribas Securities Corp.   8
(An indirectly wholly owned subsidiary of BNP PARIBAS S.A.)
Notes to Statement of Financial Condition
As of December 31, 2024
(in thousands, except for share amounts)

Uncertain tax positions are evaluated in accordance with ASC 740-10-25 "Income Taxes" which prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of income tax uncertainties with respect to positions taken or expected to be taken in income tax returns.

Accrued interest and penalties, if any, are included in accrued expenses and other liabilities in the Statement of Financial Condition.

Exchange Memberships
Membership shares and rights that are required by the Company to conduct its clearance and execution activities are recorded at cost, less any adjustments for permanent impairments and are included in Other assets in the Statement of Financial Condition.

Foreign Currencies
The Company's functional base currency is U.S. dollar. As of December 31, 2024, the Company has assets and liabilities balances denominated in foreign currencies which are translated at closing exchange rates at December 31, 2024.

Fair Value Measurement – Definition and Hierarchy
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

ASC 820 *"Fair Value Measurements"* established a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the assumptions that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the reliability of inputs as follows:

Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments.

Level 2 – Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly. Observable inputs include interest rates and yield curves observable at commonly quoted intervals, volatilities, prepayment speeds, loss severities, credit risks, and default rates.

Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The Company uses market quotes for pricing its trading portfolio, when available. When no active market exists, the Company uses prices of comparable instruments to determine the fair value. In some instances, the Company may also employ a mark to model valuation methodology. During 2024, no trading positions were valued using a mark to model approach.

BNP Paribas Securities Corp.   9
(An indirectly wholly owned subsidiary of BNP PARIBAS S.A.)
Notes to Statement of Financial Condition
As of December 31, 2024
(in thousands, except for share amounts)

Recent Accounting Developments

In October 2023, the FASB issued ASU No. 2023-06, "Disclosure Improvements - Codification Amendments in Response to the SEC's - Disclosure Update and Simplification Initiative." The ASU clarifies or improves disclosure and presentation requirements of a variety of topics, which will allow users to more easily compare entities subject to the SEC's existing disclosures with those entities that were not previously subject to the requirements, and align the requirements in the FASB accounting standard codification with the SEC's regulations. The ASU are effective for the Company's annual reporting period two years later after the SEC's removal of that related disclosure from Regulation S-X or Regulation S-K becomes effective, with early adoption permitted. The Company is currently assessing the impact of adopting this new standard.

In November 2023, the FASB issued ASU No. 2023-07, "Segment Reporting (Topic 280) – Improvements to Reportable Segment Disclosures." The ASU requires companies to disclose significant segment expenses and amounts for each reportable segment. Furthermore, it requires companies to disclose the title and position of the chief operating decision maker and an explanation of how the chief operating decision maker uses the reported measures of profit and loss in assessing performance and deciding how to allocate resources. The ASU also requires entities with a single reportable segment to provide all disclosures required by ASC 280, Segment reporting. The ASU is effective for the Company's 2024 annual reporting period. As a result of this Update, the Company included segment disclosures required by ASC 280 in the notes to the financial statements. See note 17.

In December 2023, the FASB issued ASU N0. 2023-09, "Income Taxes (Topic 740): Improvements to Income Tax Disclosures." The ASU requires disaggregated information about a reporting entity's effective tax rate reconciliation and income taxes paid. The ASU is effective for the Company's 2025 annual reporting period on a prospective basis with early adoption permitted. The Company is currently assessing the impact of adopting this new standard.

3. Collateralized Transactions

The Company enters into reverse repurchase agreements, repurchase agreements, securities borrowed and securities loaned transactions to, among other things, acquire securities to cover short positions and settle other securities obligations, to accommodate customers' needs and to finance the Company's inventory positions. The Company manages credit exposure arising from such transactions by, in appropriate circumstances, entering into master netting agreements and collateral agreements with counterparties that provide the Company, in the event of a counterparty default (such as bankruptcy or a counterparty's failure to pay or perform), the right to net a counterparty's rights and obligations under such agreement and liquidate and setoff collateral against the net amount owed by the counterparty. The Company's policy is generally to take possession of securities purchased under agreements to resell and securities borrowed, and to receive securities and cash posted as collateral (with rights of rehypothecation). In certain cases the Company may agree for such collateral to be posted to a third party custodian under a tri-party arrangement that enables the Company to take control of such collateral in the event of a counterparty default. The Company also monitors the fair value of the underlying securities as compared with the related receivable or payable, including accrued interest, and, as necessary, requests additional collateral as provided under the applicable agreement to ensure such transactions are adequately collateralized.

BNP Paribas Securities Corp.
(An indirectly wholly owned subsidiary of BNP PARIBAS S.A.)
Notes to Statement of Financial Condition
As of December 31, 2024
(in thousands, except for share amounts)

The Company is a netting member of the Government Securities Division of the Fixed Income Clearing Corporation ("FICC"), an industry clearing house for reverse repurchase and repurchase transactions. At the end of each business day, for every trade submitted to and matched by FICC, the transaction is novated to FICC, at which time FICC becomes the Company's counterparty.

As of December 31, 2024, included in Securities purchased under agreements to resell on the Statement of Financial Condition are amounts under contract with both affiliate and non-affiliate counterparties. In accordance with applicable accounting guidance, netting applied to these reverse repurchase and repurchase balances was $23,126,770.

The following table presents information about the offsetting of these instruments and related collateral amounts:

	Gross Amounts Recognized		Gross Amounts offset in the Statement of Financial Condition	Net Amounts Presented in the Statement of Financial Condition	Gross Amounts Not Offset in the Statement of Financial		
					Available Collateral*	Counterparty Netting	Net Amount
Assets							
Securities purchased under							
agreements to resell	$ 23,305,689	$	(23,126,770)	$ 178,919	$ (175,553)	$ (1,110)	$ 2,256
Securities borrowed	14,880,506		-	14,880,506	(14,288,420)	(148,353)	443,734
Liabilities							
Securities sold under							
agreements to repurchase	$ 36,691,386	$	(23,126,770)	$ 13,564,616	$ (13,560,322)	$ (1,110)	$ 3,184
Securities loaned	22,369,103		-	22,369,103	(21,809,359)	(148,353)	411,392
Obligation to return securities							
received as collateral	117,273		-	117,273	(117,273)	-	-

* Collateral is reflected at its fair value, but has been limited to the net exposure in the Statement of Financial Condition so as not to include any overcollateralization.

As of December 31, 2024, the gross liabilities for Securities sold under agreements to repurchase and Securities loaned disaggregated by class of collateral pledged and by remaining contractual maturity of the agreements were:

BNP Paribas Securities Corp.   11
(An indirectly wholly owned subsidiary of BNP PARIBAS S.A.)
Notes to Statement of Financial Condition
As of December 31, 2024
(in thousands, except for share amounts)

	Securities sold under agreements to repurchase	Securities loaned	Obligation to return securities received as collateral	Total
U.S. Government and agencies securities	$ 29,764,365	$ 641,851	$ 117,273	$ 30,523,488
Corporate debt securities	1,626,524	512,885	-	2,139,409
Non-Agency Mortgage and Asset-backed securities	5,300,498	-	-	5,300,498
Equities	-	21,214,368	-	21,214,368
	36,691,387	22,369,103	117,273	59,177,763
Reverse Repos and Repos offset (ASC 210-20-45-11)	(23,126,770)	-	-	(23,126,770)
	$ 13,564,617	$22,369,103	$ 117,273	$ 36,050,993

	Securities sold under agreements to repurchase	Securities loaned	Obligation to return securities received as collateral	Total
Overnight and Open	$ 391,136	$22,215,655	$ 117,273	$ 22,724,065
Up to 30 days	34,309,585	153,448	-	34,463,033
31 - 90 days	1,990,665	-	-	1,990,665
Greater than 90 days	-	-	-	-
	36,691,387	22,369,103	117,273	59,177,763
Reverse Repos and Repos offset (ASC 210-20-45-11)	(23,126,770)	-	-	(23,126,770)
	$ 13,564,617	$22,369,103	$ 117,273	$ 36,050,993

4. **Financial Instruments Owned and Financial Instruments Sold, Not Yet Purchased – at Fair Value**

Financial instruments owned and Financial instruments sold, not yet purchased – at fair value as of December 31, 2024 consist of:

	Owned	Sold
U.S. Government and agency securities	$ 16,328,617	$ 1,726,999
Asset-backed securities	795,375	-
U.S. agency securities TBA	102,495	15,551
Equities and convertibles	68,719	61,016
Extended settlement receivables/payables	11,034	8,738
Other	2,561	50
	$ 17,308,801	$ 1,812,354

BNP Paribas Securities Corp.
(An indirectly wholly owned subsidiary of BNP PARIBAS S.A.)
Notes to Statement of Financial Condition
As of December 31, 2024
(in thousands, except for share amounts)

12

Financial instruments owned that are pledged to counterparties represent proprietary positions, which have been pledged as collateral to counterparties on terms which permit the counterparty to sell or repledge the securities to others.

5. **Receivable from and Payable to Brokers, Dealers and Clearing Organizations and Customers**

Amounts receivable from and payable to brokers, dealers and clearing organizations as of December 31, 2024, consist of the following:

	Receivable	Payable
Receivable/Payable from/to clearing organizations	$ 12,006,461	$ 336,511
Receivable/Payable from/to non-customers	9,147,224	8,873,852
Receivable/Payable from/to brokers & dealers	1,295,065	23,820
Securities failed to deliver/receive	1,607,465	155,810
Unsettled trades receivable/payable, net	24,544	-
	$ 24,080,759	$ 9,389,993

Amounts receivable from and payable to customers as of December 31, 2024, consist of the following:

	Receivable	Payable
Receivable/Payable from/to customers	$ 2,929,832	$ 8,998,033
Securities failed to deliver/receive	355,332	329,489
	$ 3,285,164	$ 9,327,522

6. **Liabilities Subordinated to Claims of General Creditors**

The Company has six subordinated loan agreements totaling $1,855,000 with an affiliate outstanding as of December 31, 2024. These loans have various rollover dates, the most recent date being January 31, 2025.

BNP Paribas Securities Corp.   13
(An indirectly wholly owned subsidiary of BNP PARIBAS S.A.)
Notes to Statement of Financial Condition
As of December 31, 2024
(in thousands, except for share amounts)

Rollover Date	Affiliated Lender	Rate*	Amount
January 31, 2025	WHC	SFRCBG02+125bps	230,000
June 30, 2025	WHC	SFRCBG02+70bps	500,000
December 31, 2025	WHC	SFRCBG02+104bps	100,000
December 31, 2025	WHC	SFRCBG02+104bps	450,000
December 31, 2025	WHC	SFRCBG02+104bps	300,000
December 31, 2025	WHC	SFRCBG02+104bps	275,000

* Single Overnight Funding Rate compounding with a 2 day look back $ 1,855,000

The loans allow for prepayment of all or any part of the obligations at the option of the Company, and upon receipt of prior written approval of the FINRA and the CME. The effective interest rate for the year approximated 6.44%.

The agreements covering the subordinated borrowings have been approved by the FINRA and the CME, and are thus available in computing net capital pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934 and Regulation 1.17 under the Commodity Exchange Act. To the extent that such borrowings are required for the Company's continued compliance with net capital requirements, they may not be repaid. The FINRA subordinated loan agreements have automatic annual rollover extensions with regard to maturity dates. FINRA requires more than six months advance notification of intent to not extend the maturity of a subordinated loan agreement. The Company has made no such notification.

7.   **Deferred Compensation**

BNPP awards eligible U.S. based permanent employees of the Company "deferred compensation" bonuses that are subject to performance, service or market conditions and which include upfront or deferred components. The plans are similar but vary based on condition and the group of employees or the beneficiaries to whom they are targeted.

BNPP commits to paying cash to the employee in the form of an award in exchange for meeting certain conditions during a vesting period, which is normally there to five years. This deferred bonus compensation can be based on the price of BNPP shares ("Deferred Cash Indexed") or it can be awarded in cash with a value on the Grant Date that does not change throughout the vesting period ("Deferred Cash").

The Company recorded a liability of $121,131 for unrecognized compensation related to non-vested deferred compensation as of December 31, 2024.

In addition, the Company allows certain employees to defer up to 100% of their incentive compensation through a Voluntary Deferred Compensation Plan ("VDC"). The assets of the VDC are owned by the Company, the plan is funded by employee bonus deferrals and is a liability of the Company to the employee. Since the asset is not held by an outside administrator, but rather administered by the Company, the mutual fund asset is held as an investment of the Company. As such, the asset and the liability are separate and distinct from each other.

BNP Paribas Securities Corp.
(An indirectly wholly owned subsidiary of BNP PARIBAS S.A.)
Notes to Statement of Financial Condition
As of December 31, 2024
(in thousands, except for share amounts)

14

8. **Employee Benefit Plans**

Substantially all employees of BNPP and its affiliates in the United States of America, who meet certain age and tenure requirements, are covered under various benefit plans in which BNPPSC participates. The plans include a funded noncontributory defined benefit plan, a supplemental executive retirement plan and a defined contribution 401(k) plan. The assets of the defined benefit plan are principally invested in fixed income and equity securities, held by a third-party trustee and managed by third party investment advisors. The defined benefit plan and supplemental executive retirement plan were frozen as of December 31, 2013.

9. **Income Taxes**

The Company is a member of a consolidated group for U.S. federal income tax purposes and a member of multiple combined/unitary group tax return filings for state and local income tax purposes. Federal and state income taxes as well as benefits for federal and state net operating losses ("NOLs") are allocated based on a formal tax sharing agreement between the Company and BNPPUSA. All current balances will be settled by the Company with BNPPUSA.

The tax sharing agreement in place for the U.S. consolidated group outlines the arrangements amongst the members with respect to federal, state and local taxes and is consistent with the applicable tax rules governing the tax sharing agreement. It outlines the allocation amongst the members of the consolidated tax liabilities (where there is consolidated taxable income for an income year).

The Company's tax is included in a consolidated tax group and computed using a modified benefit for loss methodology. Under this methodology, the Company records an income tax provision equal to the total current and deferred tax provision/benefit, but (i) taking into account implications of Federal consolidated tax group and certain unitary/combined state tax group, and (ii) considering whether the tax attributes of the Company are realizable by the consolidated or combined/unitary group even if the Company would not otherwise have realized such attributes on a stand-alone basis or vice versa.

The resulting tax payable or benefit receivable is settled with BNPPUSA periodically. The Company paid $37,479 in net tax liability to BNPPUSA during 2024.

As of December 31, 2024, the Company's net deferred tax asset of $90,639 is comprised of $101,246 of deferred tax assets, $2,396 of deferred tax liabilities, and a valuation allowance of $8,211 against its Pennsylvania ("PA") net deferred tax asset. The valuation allowance decreased by $4 from the balance of $8,215 as of December 31, 2023. As of December 31, 2024, the deferred tax assets and liabilities consist of:

BNP Paribas Securities Corp.
(An indirectly wholly owned subsidiary of BNP PARIBAS S.A.)
Notes to Statement of Financial Condition
As of December 31, 2024
(in thousands, except for share amounts)

15

Assets:		
Deferred compensation and Pension accrued expenses	$	67,921
Sec 174 Capitalization		14,817
Tax credits and other attributes		8,211
Related party interest accrued not paid		6,231
Investment securities		2,586
Other		1,480
Total deferred income tax assets		101,246
Liabilities:		
Sec 174 Amortization		(1,612)
Other		(784)
Total deferred income tax liabilities		(2,396)
Net deferred income tax assets, before valuation allowanc		98,850
Less valuation allowance		(8,211)
Net deferred income tax assets	$	90,639

The Company has recorded a valuation allowance against the net deferred tax asset related to PA, as management believes that the benefit related to the deferred tax asset is not more likely than not to be realized in the future in this particular jurisdiction. The net deferred tax asset as of December 31, 2024 is included in Other Assets in the Statement of Financial Condition.

As of December 31, 2024, the Company's open tax years potentially subject to examination by the Internal Revenue Service are years ended December 31, 2018 through December 31, 2024, NYS are years ended December 31, 2021 through December 31, 2024 and NYC are years ended December 31, 2019 through December 31, 2024. As of December 31, 2024, on a stand-alone basis, the Company has a PA post-apportioned NOL carryforward of $104,042, the majority of which will expire between 2030 and 2033; however, management does not expect to be able to utilize this NOL due to decreased tax apportionment in the State. As such, there is a full valuation allowance against this deferred tax asset item.

Members of the U.S. consolidated group that generate a current NOL contribute such loss against the U.S. consolidated group's income tax liability to the extent members of the U.S. consolidated group contributed taxable income. The loss member will be due an amount equal to the loss that has been utilized to offset taxable income in accordance with the terms of the tax sharing agreement. The settlement of the tax accounts between the Company and BNPPUSA are in line with the terms of the tax sharing agreement.

As of December 31, 2024, Management has evaluated the Company's tax positions and determined that there are no uncertain tax positions required to be recognized by the Company. The Company does not expect the unrecognized tax benefit to change significantly during the next twelve months.

As stated, the Company is included in the consolidated tax return of BNPPUSA. The Company calculates the provision for income taxes by using a "separate return" method. Under this method, the Company is assumed to file a separate return with the tax authorities, thereby reporting taxable

BNP Paribas Securities Corp.
(An indirectly wholly owned subsidiary of BNP PARIBAS S.A.)
Notes to Statement of Financial Condition
As of December 31, 2024
(in thousands, except for share amounts)

16

income or loss and paying the applicable tax to or receiving the appropriate refund from BNPPUSA based on the tax sharing agreement.

10.   Transactions with Affiliates

The Company engages in various transactions with BNPP and its affiliates. These transactions include financing agreements and operational support.

The Company has a parental guarantee from BNPP covering all obligations of the entity. The outstanding blanket guarantee fee payable of $324 as of December 31, 2024 is included in Accrued expenses and other liabilities in the Statement of Financial Condition.

As of December 31, 2024, the Company also has a formal unsecured line of credit with BNPP. Borrowings under this line of credit bear interest at SOFR plus a nominal markup. The borrowing limit under these arrangements is €6,000,000 which is $6,213,109 based on the 12/31/2024 exchange rate. On any date in which the equivalent in euros of the aggregate principal amount of all advances outstanding exceeds 105% of the maximum borrowing amount, BNPP may, at its sole discretion notify the Company of such excess and make demand for prepayment in respect thereof. As of December 31, 2024, the Company borrowed $1,434,671 from BNPP under this line of credit.

In addition, the Company borrows securities from BNPP under a securities lending agreement for liquidity purposes. These securities are provided on an uncollateralized basis. These borrowed securities may be used to secure certain obligations owed by BNPP to the Company. As of December 31, 2024, the fair value of the securities borrowed under this arrangement was $3,322,000.

As of December 31, 2024, the Company has a revolving loan facility of $100,000 with WHC. No amount was drawn as of December 31, 2024.

(An indirectly wholly owned subsidiary of BNP PARIBAS S.A.)
Notes to Statement of Financial Condition
As of December 31, 2024
(in thousands, except for share amounts)

As of December 31, 2024, assets and liabilities with affiliates consist of:

Assets

Cash and cash equivalents	$ 58,778
Cash segregated under regulations	888,557
Securities purchased under agreements to resell	37,389
Securities borrowed	4,142,895
Receivable from brokers, dealers, and clearing organizations	11,853,153
Receivable from customers	6,138
Securities received as collateral - at fair value	117,273
Other assets	417,903
Total assets	**$ 17,522,087**

Liabilities

Short-term borrowings	$ 1,434,671
Securities sold under agreements to repurchase	9,663,811
Securities loaned	6,982,321
Payable to brokers, dealers, and clearing organizations	2,182,606
Payable to customers	8,947,581
Financial instruments sold, not yet purchased - at fair value	6,446
Obligation to return securities received as collateral - at fair value	117,273
Accrued expenses and other liabilities	251,774
Total liabilities	**$ 29,586,484**
Liabilities subordinated to the claims of general creditors	$ 1,855,000

The Company paid dividends in the amount of $100,000 to WHC, on August 20, 2024.

Payable to brokers, dealers, and clearing organizations includes net unsettled regular way trade sales. As of December 31, 2024 there were no unsettled trades.

The Company executes various transactions with its affiliates, such as securities purchased under agreements to resell, securities sold under agreements to repurchase, securities borrowed, securities loaned, margin financing and clearance and settlement.

The Company has been historically notified in late March of the following year regarding its final settlement amounts concerning its portion of the global transfer pricing flows. To mitigate the impact of this late notification, the Company has entered into an agreement with WHC, whereby WHC pays or receives the difference between the amount accrued at year end and the final settlement amount. This agreement also covers bonus accruals and any other expense allocation adjustments made subsequent to the applicable year's December 31st quarter-ending FOCUS Part II filing.

BNP Paribas Securities Corp.
(An indirectly wholly owned subsidiary of BNP PARIBAS S.A.)
Notes to Statement of Financial Condition
As of December 31, 2024
(in thousands, except for share amounts)

18

In addition, the Company entered a separate agreement with the US Permanent Establishment of BNPP, in which the maximum amount payable under the Transfer Pricing agreements in respect of a calendar year shall not exceed the sum of (a) the retained earnings by the Company as of December 31 for that calendar and (b) the amount accrued by the Company as of December 31 for that calendar year with respect to routine costs of affiliates allocated to the Company under the Transfer Pricing Agreements.

The Company is a party to numerous SLA with its affiliates. Due to the nature of these agreements, the Company could experience a significant impact on its financial statements from these cost allocations that follow a cost plus methodology. As of December 31, 2024, SLA receivable from affiliates of $187,728 is included in Other assets in the Statement of Financial condition.

The Company continues to be a party to global transfer pricing fee agreements associated with its principal activities. As of December 31, 2024, the intercompany transfer pricing fee payable is $15,032 which is included in Accrued expenses and other liabilities in the Statement of Financial condition.

BNPP and its affiliates charge the Company under various cost sharing agreements for overhead expenses and for the costs of providing operations and information technology support. The Company also charges BNPP and its affiliates under various cost sharing agreements for certain overhead expenses. As such, the Company has entered into an Agency & Common Paymaster agreement with BNPPUSA, whereby BNPPUSA is the paying agent for the Company's operating expenses, and the Company will reimburse BNPPUSA for such expenses paid. The Company had a payable of $965 to BNPP and other affiliates for cost and revenue sharing agreements and other general expenses, which is included in Accrued expenses and other liabilities.

BNP Paribas Financial Markets, acting through its US Branch ("BNPPA-US"), provides services on behalf of the Company to facilitate the Exchange Traded Fund financing business between BNPP-PBIL and the Company and their respective customers. As of December 31, 2024, the Company accrued $1,986 shared revenue payable to BNPPA-US and is included in Accrued expenses and other liabilities. The Company settles with BNPPA-US on a periodic basis.

11. **Pledged Assets, Commitments and Contingencies**

As of December 31, 2024, the approximate fair values of collateral received which may be sold or repledged by the Company were:

Sources of collateral		
Securities purchased under agreements to resell	$	22,929,680
Securities received in securities borrowed vs. cash transactions		14,287,665
Securities received in securities borrowed/reverse repo vs. pledged transactions		20,030,818
Securities received as collateral		117,273
Securities received from margin loans available to repledge		16,420,703
Total	$	73,786,139

(An indirectly wholly owned subsidiary of BNP PARIBAS S.A.)
Notes to Statement of Financial Condition
As of December 31, 2024
(in thousands, except for share amounts)

As of December 31, 2024, the approximate fair values of the portion of collateral received that were sold or repledged by the Company, including the collateral related to amounts netted under ASC 210-20-45 *"Other presentation matters"*, were:

Uses of collateral		
Securities sold under agreements to repurchase	$	28,157,252
Securities lent in securities loaned vs. cash transactions		21,809,371
Securities pledged in securities borrowed/reverse repo vs. pledged transactions		8,022,295
Obligation to return securities received as collateral		117,273
Pledged to clearing corporations		3,769,950
Securities pledged for derivative transactions		779
Securities sold by customer		2,442,787
Total	$	64,319,707

Additionally, securities received as collateral for securities purchased under agreements to resell were segregated for regulatory requirements under SEC Rule 15c3-3 as it pertains to customer accounts, proprietary accounts of broker-dealers ("PAB") and for liquidity purposes. The fair market value of the amounts segregated were $1,132,320, $55,313, and $5,311,588 respectively.

The Company is required to maintain deposits with various clearing organizations and exchanges. As of December 31, 2024, the Company has placed securities, on deposit, it owns which have a fair value of $799,776 of which $580,885 is included in Securities segregated under regulations- at fair value. In addition, the Company has cash deposits of $11,807,487 to satisfy customer and firm requirements.

The Company has committed reverse repurchase facilities agreements for a maximum amount of $300,000 with ICE Clear Europe Limited and ICE Clear credit for $200,000 and $100,000, respectively, which can be drawn at any time.

Certain customers have credit facility agreements for collateralized borrowings with the Company in accordance with internal margin guidelines. As of December 31, 2024, the Company had commitments of $3,254,619 related to credit facilities of which $1,855,614 were not drawn.

As a member of the Mortgage Backed Securities Division ("MBSD") and Government Securities Division ("GSD") of the Fixed Income Clearing Corp ("FICC"), the Company participates in the Capped Contingency Liquidity Facility ("CCLF"). The CCLF creates overnight repos between the FICC and each of its solvent firms so that, if a firm fails, the funding to offset its portfolio would be sourced across FICC's membership rather than dependent on an expensive, long-term line of credit. As of December 31, 2024, the Company's commitment to the CCLF was $1,427,941 for MBSD and $43,280 for GSD, of which no utilization had occurred. This amount is calculated by FICC based on membership size and volumes and may fluctuate significantly.

The Company is a member of numerous exchanges and clearinghouses. Under the membership agreements, members are generally required to guarantee the performance of other members. Additionally, if a member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet shortfalls. To mitigate these performance risks, the exchanges and clearinghouses often require members to post collateral as well as meet certain minimum

BNP Paribas Securities Corp.   20
(An indirectly wholly owned subsidiary of BNP PARIBAS S.A.)
Notes to Statement of Financial Condition
As of December 31, 2024
(in thousands, except for share amounts)

financial standards. The Company's maximum potential liability under these arrangements cannot be quantified. However, the potential for the Company to be required to make payments under these arrangements is remote. Accordingly, no contingent liability is recorded in the Statement of Financial Condition for these arrangements.

The Company, in the normal course of business, has been named as a defendant in various legal proceedings. In view of the inherent difficulty of predicting the outcome of legal matters, particularly where the claimants seek very large or indeterminate damages or where the cases present novel legal theories or involve a large number of parties, the Company cannot state with confidence what the eventual outcome of the pending matters will be, or that such outcome would not have a material adverse effect on the Company's financial statements.

12. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule ("Rule 15c3-1") under the Securities Exchange Act of 1934. The Company has elected to compute its net capital using the alternative method, which requires the maintenance of minimum net capital equal to the greater of $1,500 or 2% of aggregate debit balances arising from customer transactions, as defined.

As a registered futures commission merchant, the Company is subject to the Minimum Financial Requirements Rule pursuant to Regulation 1.17 under the Commodity Exchange Act, which requires the maintenance of minimum net capital, as defined, equal to the greater of 8% of the total customer risk margin requirements plus 8% of the total non-customer risk margin requirements required to be segregated pursuant to the Commodity Exchange Act.

As of December 31, 2024, the 8% of the customer risk margin requirements plus 8% of the total non-customer risk margin requirements produced the greater net capital requirement. The Company had net capital of $ 2,120,483, which was $1,028,078 in excess of its required net capital.

13. Cash and Securities Segregated under Regulations

As a registered broker-dealer, the Company is subject to the Customer Protection Rule ("Rule 15c3-3") under the Securities Exchange Act of 1934. The Rule requires the deposit of cash and/or qualified securities, as defined, in a special reserve account for the exclusive benefit of customers. As of December 31, 2024, the Company made a computation related to Rule 15c3-3 and was required to maintain a balance of $1,076,735 in this account. The Company had segregated cash in a money market demand account with a value of $1,370 as of December 31, 2024. In addition, the Company had qualified securities with a market value of $1,109,904 in a special reserve account for the exclusive benefit of customers as of December 31, 2024. The Company made a deposit of $425,716 on January 3, 2025 in order to meet the Company's internal deposit requirements, which are higher than what is required by the regulations.

As of December 31, 2024, the Company made a computation related to the reserve requirement for Proprietary Accounts of Brokers ("PAB"). As of December 31, 2024, the Company made a computation related to PAB Rule 15c3-3 and was required to maintain a balance of $274 in this account. The Company had segregated cash in a money market demand account with a value of $1,057 as of December 31, 2024. In addition, the Company had qualified securities with a market

BNP Paribas Securities Corp.   21
(An indirectly wholly owned subsidiary of BNP PARIBAS S.A.)
Notes to Statement of Financial Condition
As of December 31, 2024
(in thousands, except for share amounts)

value of $54,214 in a special reserve account for the exclusive benefit of brokers as of December 31, 2024.

The Company is subject to Section 4d(2) and Regulation 30.7 under the Commodity Exchange Act ("CEA"), which requires a FCM to segregate, secure or sequester money, securities, funds and property related to customers' regulated commodity futures accounts in a special bank account for the exclusive benefit of customers. As of December 31, 2024, the Company made a segregation computation related to Section 4d(2) and was required to maintain a balance of $7,175,710 in this account. The total amount segregated was $8,145,346, which consisted of segregated cash of $493,698, deposits at clearing organizations of $5,618,257 and funds and property related to customers' regulated commodity balances with a fair value of $2,033,391. These assets have been segregated under the CEA and represent funds deposited by customers and funds accruing to customers as a result of trades or contracts.

As of December 31, 2024, the Company made a secured computation related to Regulation 30.7 and was required to maintain a balance of $1,161,434. The total amount segregated was $1,959,481, which consisted of secured cash of $126,607, deposits at clearing organizations of $1,123,382, and funds and property related to customers' regulated commodity balances with a fair value of $709,492. Both amounts have been segregated under the CEA and represent funds deposited by customers and funds accruing to customers as a result of trades or contracts.

As of December 31, 2024, the Company made a customer cleared swaps computation under the CEA and was required to maintain a balance of $2,793,097 in this account. The total amount segregated was $3,097,132, which consisted of cash of $328,079, deposits at clearing organizations of $1,570,636, and funds and property related to customers' cleared swaps balances with a fair value of $1,198,417 have been sequestered under the CEA and represent funds deposited by customers and funds accruing to customers as a result of trades.

14. **Credit Risk and Financial Instruments with Off-Balance Sheet Risk**

In the normal course of business, the Company executes and settles securities and commodity activities with customers, non-customers, brokers and dealers, commodity exchanges and affiliates. These securities transactions are on a cash or margin basis. The Company is exposed to risk of loss on these transactions in the event the counterparty or affiliate fails to satisfy its obligations in which case the Company may be required to purchase or sell financial instruments at prevailing market prices.

The Company engages in various securities and commodity activities with a diverse group of domestic and foreign counterparties and affiliates. The Company's exposure to credit risk associated with the nonperformance of these counterparties in fulfilling their contractual obligations pursuant to these activities can be directly impacted by volatile trading markets which may impair the ability of the counterparties to satisfy their obligations to the Company.

In margin transactions, the Company extends credit to its affiliates, customers and non-customers, subject to various regulatory and internal margin guidelines, collateralized by cash and securities in the affiliates', customers' or non-customers' accounts. In connection with these activities, the Company executes and clears affiliate, customer and non-customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-

BNP Paribas Securities Corp. 22
(An indirectly wholly owned subsidiary of BNP PARIBAS S.A.)
Notes to Statement of Financial Condition
As of December 31, 2024
(in thousands, except for share amounts)

balance sheet risk in the event margin requirements are not sufficient to fully cover losses that affiliates, customers and non-customers may incur. In the event the affiliate, customer or non-customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at the prevailing market prices to fulfill the affiliates', customers' and non-customers' obligations.

The Company seeks to control the risks associated with its affiliate, customer and non-customer activities by requiring counterparties to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors daily the required margin levels, and pursuant to such guidelines, requires the counterparties to deposit additional collateral or to reduce positions when necessary.

In connection with securities financing activities, the Company enters into reverse repos and repos, primarily in U.S. government securities, and securities borrowing and lending arrangements which may result in significant credit exposure in the event the counterparty to the transaction is unable to fulfill its contractual obligations.

In accordance with industry practice, reverse repos are generally collateralized by securities held by the Company with a fair value in excess of the customers' or affiliates' obligation under the contract and repos are collateralized by securities deposited by the Company with a fair value in excess of the Company's obligation under the contract. Similarly, securities borrowed and loaned agreements are collateralized by deposits and receipts of cash. The Company attempts to minimize credit risk associated with these activities by monitoring customer credit exposure and collateral values on a daily basis and requiring additional collateral to be deposited with or returned to the Company when deemed necessary.

Securities sold, but not yet purchased represent obligations of the Company to deliver the specified securities or underlying security at the contracted price, and thereby, create a liability to repurchase them in the market at prevailing prices. Accordingly, these transactions result in off-balance-sheet risk as the Company's repurchase of such securities may exceed the amount recognized in the Company's Statement of Financial Condition.

The Company has entered into an irrevocable guarantee with BNPP for payment and performance of guaranteed obligations of BNPPSC (see Note 10).

15. **Fair Value Disclosures**

Due to the nature of its operations, substantially all of the Company's assets are comprised of cash and securities deposited with clearing organizations or segregated under regulations, reverse repos, securities borrowed, securities failed to deliver, receivables from customers, brokers, dealers, and clearing organizations, securities owned and U.S. agency securities TBA. Securities deposited with clearing organizations or segregated under federal regulations, securities owned, and U.S. agency securities TBA are carried at fair value based on the fair value hierarchy described. All remaining assets are short-term in nature and the carrying amounts are a reasonable estimate of fair value.

Similarly, substantially all of the Company's liabilities arise from repos, securities loaned, securities failed to receive, payables to customers, brokers, dealers, and clearing organizations and securities sold, not yet purchased. Securities sold, not yet purchased, and U.S. agency securities TBA are carried at fair value based on the fair value hierarchy described below. All remaining liabilities are short-term in nature and the carrying amounts are a reasonable estimate of fair value.

BNP Paribas Securities Corp. 23
(An indirectly wholly owned subsidiary of BNP PARIBAS S.A.)
Notes to Statement of Financial Condition
As of December 31, 2024
(in thousands, except for share amounts)

Due to the variable rate of interest charged on its subordinated loans the carrying value approximates the estimated fair value.

Assets and liabilities measured at fair value on a recurring basis are disclosed in the table below.

Level 1 – Assets and liabilities utilizing Level 1 inputs include U.S. Government and agencies securities, Listed equity options, Equities and convertibles, TBA contracts and Extended settlement contracts. Level 1 inputs are unadjusted quoted prices in active markets for assets or liabilities identical to those to be reported at fair value.

Level 2 – Assets and liabilities utilizing Level 2 inputs include U.S. Government and agencies securities, Corporate debt securities, Equities and convertibles and asset-backed securities, TBA contracts and Extended settlement contracts. Level 2 inputs are inputs other than quoted prices within Level 1 inputs that are observable either directly or indirectly. The Company uses prices of comparable securities in determining the fair value of Level 2 securities. Observable inputs other than quoted prices for the asset or liability (e.g. interest rates and yield curves observable at commonly quoted intervals, volatilities, prepayment speeds, loss severities, credit risks, and default rates).

Level 3 – During 2024, the Company had no activity in Level 3 assets. As of December 31, 2024, the Company has no assets or liabilities measured under Level 3 of the hierarchy.

During 2024, there were no transfers between levels of the fair value hierarchy for any assets or liabilities.

BNP Paribas Securities Corp.
(An indirectly wholly owned subsidiary of BNP PARIBAS S.A.)
Notes to Statement of Financial Condition
As of December 31, 2024
(in thousands, except for share amounts)

As of December 31, 2024, the fair values of assets and liabilities measured at fair value on recurring basis consist of:

Assets Measured at Fair Value on a Recurring Basis as of December 31, 2024

	Level 1	Level 2	Netting and collateral	Total
Securities segregated under regulations - at fair value				
U.S. Government securities	$ 180,885	$ -	$ -	$ 180,885
Money Market Fund	400,000	-	-	400,000
Financial instruments owned - at fair value				
U.S. Government and agencies securities	2,911,889	13,416,728	-	16,328,617
Asset-backed securities	-	795,375	-	795,375
U.S. agency securities TBA	407,658	13,117	(318,280)	102,495
Equities and convertibles	68,719	-	-	68,719
Corporate debt securities	-	2,458	-	2,458
Extended settlement receivables	6,850	6,653	(2,469)	11,034
Other	103	-	-	103
Securities received as collateral - at fair value				
U.S. Government securities	117,273	-	-	117,273
Other assets				
Excess rights	788	-	-	788
Investments in Mutual Funds	36,369	-	-	36,369
	$ 4,130,534	$ 14,234,331	$ (320,749)	$ 18,044,116

Liabilities Measured at Fair Value on a Recurring Basis as of December 31, 2024

	Level 1	Level 2	Netting and collateral	Total
Financial instruments sold, not yet purchased - at fair value				
U.S. Government and agencies securities	$ 1,726,999	$ -	$ -	$ 1,726,999
Equities	61,016	-	-	61,016
U.S. agency securities TBA	318,946	7,141	(310,536)	15,551
Extended settlement payables	6,845	4,362	(2,469)	8,738
Other	46	4	-	50
Obligation to return securities received as collateral - at fair value				
U.S. Government securities	117,273	-	-	117,273
Accrued expenses & other liabilities				
Payables to Employees	-	36,220	-	36,220
	$ 2,231,125	$ 47,727	$ (313,005)	$ 1,965,847

The carrying values of certain financial assets and liabilities that are not carried at fair value on the Statement of Financial Condition are carried at amounts that approximate fair value due to their

BNP Paribas Securities Corp.   25
(An indirectly wholly owned subsidiary of BNP PARIBAS S.A.)
Notes to Statement of Financial Condition
As of December 31, 2024
(in thousands, except for share amounts)

short-term nature and generally negligible credit risk. As of December 31, 2024, the fair values of assets and liabilities not measured at fair value on recurring basis consist of:

Assets Not Measured at Fair Value as of December 31, 2024

	Carrying Value	Level 1	Level 2	Total Estimated Fair Value
Cash and cash equivalents	$ 99,949	$ 99,949	$ -	$ 99,949
Cash segregated under regulations	988,505	988,505	-	988,505
Securities purchased under agreements to resell	178,919	-	178,919	178,919
Receivable from brokers, dealers and clearing organizations	24,080,759	-	24,080,759	24,080,759
Securities borrowed	14,880,506	-	14,880,506	14,880,506
Receivable from customers	3,285,164	-	3,285,164	3,285,164
Other Assets				
Other misc assets	678,114	-	678,114	678,114
DTC/Exchange Membership	8,038	-	26,486	26,486
	$ 44,199,954	$ 1,088,454	$ 43,129,948	$ 44,218,402

Liabilities Not Measured at Fair Value as of December 31, 2024

	Carrying Value	Level 1	Level 2	Total Estimated Fair Value
Short-term borrowings	$ 1,472,365	$ -	$ 1,472,365	$ 1,472,365
Securities sold under agreements to repurchase	13,564,616	-	13,564,616	13,564,616
Payable to customers	9,327,522	-	9,327,522	9,327,522
Payable to brokers, dealers and clearing organizations	9,389,993	-	9,389,993	9,389,993
Securities loaned	22,369,103	-	22,369,103	22,369,103
Accrued expenses & other liabilities	757,605	-	757,605	757,605
Liabilities subordinated to the claims of general creditors	1,855,000	-	1,855,000	1,855,000
	$ 58,736,204	$ -	$ 58,736,204	$ 58,736,204

16. Derivative Instruments

The derivative balances represent future commitments to exchange payment streams based on notional amounts or to purchase or sell other financial instruments at specific terms on a specific date. The Company enters into trading derivatives contracts to satisfy the needs of its clients, for trading purposes and to manage the Company's exposure to market and credit risks resulting from its trading and market making activities. Derivative financial instruments used for trading purposes, including economic hedges of trading instruments, are carried at fair value. Fair values for exchange-traded derivatives, principally futures and equity options, are based on quoted market prices.

Open equity in futures transactions are recorded as receivables from and payables to broker-dealers and clearing organizations, as applicable. Premiums and unrealized gains and losses for equity option contracts are recognized gross in the Statement of Financial Condition. The unrealized gains for TBA and extended settlement securities are recorded in the Statement of Financial Condition net of unrealized losses by counterparty where master netting agreements are in place.

BNP Paribas Securities Corp.

(An indirectly wholly owned subsidiary of BNP PARIBAS S.A.)
Notes to Statement of Financial Condition
As of December 31, 2024
(in thousands, except for share amounts)

26

The following table sets out the fair value and the notional value of the Company's derivative contracts by major product type as of December 31, 2024:

	Derivative Assets	Derivative Liabilities	Notional
Listed equity options	$ 103	$ 50	$ 2,095
U.S. agency securities TBA	420,775	326,087	84,228,737
Extended settlement receivables/ payables	13,503	11,207	13,594,346
Futures	-	-	99
	434,381	337,344	
Counterparty netting within product category	(320,749)	(313,005)	
Total included in Financial instruments owned/sold, not yet purchased - at fair value	$ 113,632	$ 24,339	

The contractual or notional amounts related to these financial instruments are presented gross by transaction which reflect the volume and activity and generally do not reflect the amounts at risk.

TBAs and extended settlement are reported on a net-by-counterparty basis (i.e., the net payable or receivable for derivative assets and liabilities for a given counterparty) when a legal right of setoff exists under an enforceable netting agreement (counterparty netting). For TBAs, the Company receives or posts cash collateral which mitigate counterparty credit risk. Derivatives are accounted for at fair value, net of cash collateral received or posted under enforceable netting agreements (cash collateral netting). Where amounts that are not subject to enforceable netting agreements and are not eligible for netting, those derivative receivables and payables are shown separately in the following table:

BNP Paribas Securities Corp.   27
(An indirectly wholly owned subsidiary of BNP PARIBAS S.A.)
Notes to Statement of Financial Condition
As of December 31, 2024
(in thousands, except for share amounts)

| | Amounts Subject to Enforceable Netting Arrangements | | | | | | | |
| | Effects of Offsetting on Statement of Financial Condition | | | Related Amounts Not offset | | | | |
	Gross Amounts	Amounts Offset (a)	Net Amounts Presented in the Statement of Financial Condition	Financial Collateral (b)		Net Amount	Amounts Not Subject to Enforceable Netting Agreements	Statement of Financial Condition Total
Derivative Assets	$ 410,427	$ (320,749)	$ 89,678	$ -	$ 89,678		$ 23,954	$ 113,632
Derivative Liabilities	$ 329,256	$ (313,005)	$ 16,253	$ 779	$ 15,473		$ 8,086	$ 24,339

(a) Derivative receivable netting included cash collateral of ($33,999) and derivative payable netting included cash collateral of $26,256.

(b) Collateral is reflected at its fair value, but has been limited to the net exposure in the Statement of Financial Condition so as not to include any over-collateralization. Includes financial instrument collateral related to arrangements subject to an enforceable master netting agreement.

In addition to the cash collateral received and transferred that is presented on a net basis with net derivative receivables and payables, the Company receives and transfers additional collateral (financial instruments and cash). These amounts mitigate counterparty credit risk associated with TBAs but are not eligible for net presentation, because (a) the collateral consists of non-cash financial instruments (generally U.S. government and agency securities) and, (b) the amount of collateral held or transferred exceeds the fair value exposure at the individual counterparty level, as of the date presented.

17.   **Segment Reporting**

The Company operates as a single reportable segment, providing broker-dealer services to the customers. All revenues are generated within the United States of America and are derived from market making transactions, prime brokerage activities, investment banking activities, FCM services and certain operational services as described in Note 1. The chief operating decision maker ("CODM") of the Company is a senior executive committee that consists of the Chief Executive Officer, Chief Operating Officer, and Chief Financial Officer. The CODM manages the business by using net income of the Company as a whole to allocate resources and make operating decisions. The CODM reviews the financial information on regular basis.

The CODM assesses performance based on maintaining positive net income to support growth and ensure compliance with regulatory requirements. These performance measures are used by CODM to make decisions regarding capital allocation and dividend distributions.

A significant portion of the segment revenues is derived from affiliates.

BNP Paribas Securities Corp. 28
(An indirectly wholly owned subsidiary of BNP PARIBAS S.A.)
Notes to Statement of Financial Condition
As of December 31, 2024
(in thousands, except for share amounts)

18.   **Subsequent Events**

Management performed an evaluation of subsequent events through March 17, 2025. There have been no material subsequent events that occurred during this period that would require disclosure or adjustment to this financial statement.

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